Exhibit 99.1

FOR IMMEDIATE RELEASE

Cimatron Reports Best Ever Third Quarter with Record
Q3 Revenues, Operating Profit and Net Profit

Givat Shmuel, Israel, – November 12th, 2013 – Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM software solutions for the toolmaking and manufacturing industries, today announced financial results for the third quarter and first nine months of 2013.

Highlights of Cimatron’s results for the third quarter of 2013 include the following:

•	45% increase in y-o-y non-GAAP operating profit, to a Q3 record of $1.4 million
•	62% increase in y-o-y non-GAAP net profit, to a Q3 record of $1.1 million
•	Record Q3 revenues of $10.3 million, a 9% y-o-y increase (6% in constant currencies)
•	88% gross margin and 14% operating margin on a non-GAAP basis
•	$0.11 non-GAAP EPS
•	$12.9 million end of quarter net cash balance

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, noted, “We are very pleased to report Q3/13 as a record third quarter in practically all parameters. In particular, we are pleased that the year-over-year revenue growth in the quarter was translated to significant year-over-year growth in operating and net profits.

“We remain faithful to our long term product strategy, striving to bring ever more value to our customers via internal development as well as through new third party partnerships. Our recent agreement with MachineWorks, to incorporate their Polygonica software inside CimatronE, is a perfect example. We believe that our enhanced investment in R&D, as well as in sales and marketing, will support further revenue and profit growth going forward. In parallel, we continue to explore M&A opportunities, where synergy can be found in terms of product, technology or distribution channels,” concluded Mr. Haran.

The following provides details on Cimatron’s GAAP and non-GAAP results for the third quarter and first nine months of 2013:

GAAP:

Revenues for the third quarter of 2013 were $10.3 million, compared to $9.5 million recorded in the third quarter of 2012. For the first nine months of 2013, revenues were $31.5 million, compared to $30.0 million in the same period of 2012.

Gross Profit for the third quarter of 2013 was $8.9 million, as compared to $8.2 million in the same period in 2012. Gross margin in the third quarter of 2013 was 86% of revenues, compared to 87% in the third quarter of 2012. For the first nine months of 2013, gross profit was $27.4 million, compared to $26.4 million in the same period of 2012. Gross margin for the nine months ended September 30, 2013 was 87% of revenues, compared to a gross margin of 88% of revenues for the first nine months of 2012.

The higher gross margin in the first nine months of 2012 as compared to the parallel period of 2013 mainly reflect the agreement with the Office of Chief Scientist in the Israeli Ministry of Industry, Trade and Labor (OCS), that was announced last year. As a result of that agreement, the Company recorded an additional one-time income of approximately $0.4 million in the second quarter of 2012, reflected as a lower cost of revenue in the GAAP Statements of Income for the first nine months of 2012. Such income was excluded from the non-GAAP results for the first nine months of 2012, in order to ensure that comparisons to comparable periods of previous years better reflect the results of ongoing operations.

Operating Profit in the third quarter of 2013 increased 70% to $1.2 million, as compared to $0.7 million in the same period of 2012. In the first nine months of 2013, Cimatron recorded an operating profit of $3.4 million, the same as in the first nine months of 2012.

Net Profit for the third quarter of 2013 increased 83% to $1.0 million, or $0.10 per diluted share, compared to a net profit of $0.5 million, or $0.06 per diluted share, recorded in the same quarter of 2012.  In the first nine months of 2013, net profit was $2.6 million, or $0.27 per diluted share, compared to a net profit of $2.4 million, or $0.25 per diluted share, in the first nine months of 2012.

Non-GAAP:

Revenues for the third quarter of 2013 were $10.3 million, compared to $9.5 million recorded in the third quarter of 2012. For the first nine months of 2013, revenues were $31.5 million, compared to $30.0 million in the same period of 2012.

Gross Profit for the third quarter of 2013 was $9.0 million, as compared to $8.4 million in the same period of 2012. Gross margin in the third quarter of 2013 was 88% of revenues, compared to 89% in the third quarter of 2012. In the first nine months of 2013, gross profit was $27.8 million, compared to $26.4 million in the first nine months of 2012. Gross margin for the nine months ended September 30, 2013 was 88% of revenues, the same as in the first nine months of 2012.

Operating Profit in the third quarter of 2013 increased 45% to $1.4 million, as compared to $1.0 million in the same period in 2012. In the first nine months of 2013, Cimatron recorded an operating profit of $4.0 million, compared to an operating profit of $3.8 million in the first nine months of 2012.

Net Profit for the third quarter of 2013 increased 62% to $1.1 million, or $0.11 per diluted share, compared to a net profit of $0.7 million, or $0.07 per diluted share, recorded in the same quarter of 2012. In the first nine months of 2013, net profit was $3.0 million, or $0.32 per diluted share, compared to a net profit of $2.7 million, or $0.29 per diluted share, in the first nine months of 2012.

Conference Call

Cimatron's management will host a conference call today, November 12, 2013, at 9:00 EST, 16:00 Israel time. On the call, management will review and discuss the results, and will answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: +1-888-668-9141
International: +972-3-9180610
Israel: 03-9180610

For those unable to listen to the live call, a replay of the call will be available beginning on the day after the call at the investor relations section of Cimatron's website, at: www.cimatron.com

Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income included herein. Non-GAAP financial measures consist of GAAP financial measures adjusted to include recognition of deferred revenues of acquired companies and to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination and other accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non-GAAP measures help investors to understand our current and future operating performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Cimatron

With over 30 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with software solutions for mold design, die design, electrode design, 2.5 to 5 Axis milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron's shares are publicly traded on the NASDAQ under the symbol CIMT. For more information, please visit Cimatron’s web site at: http://www.cimatron.com

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to Cimatron’s plans, objectives and expected financial and operating results. The words "may," "could," "would," “will,” "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Cimatron’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycles, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties related to Cimatron’s business, refer to Cimatron’s filings with the Securities and Exchange Commission. Cimatron cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Company Contact: Ilan Erez, Chief Financial Officer Cimatron Ltd. Tel.; 972-73-237-0114 Email: ilane@cimatron.com	Investor Relations contact Ehud Helft/Kenny Green CCG Investor Relations Tel: (US) 1 646 201 9246 Email: Cimatron@ccgisrael.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Total revenue	10,301	9,463	31,498	29,957

Total cost of revenue	1,405	1,218	4,122	3,570
Gross profit	8,896	8,245	27,376	26,387

Research and development expenses	1,790	1,613	5,276	4,935

Selling, general and administrative expenses	5,891	5,918	18,694	18,019
Operating income	1,215	714	3,406	3,433

Financial income (expenses), net	15	41	(9)	(51)

Taxes on income	(265)	(199)	(834)	(999)

Other	(1)	(18)	4	(7)
Net income	964	538	2,567	2,376

Less: Net income attributable to the noncontrolling interest	(9)	(15)	(6)	(24)

Net income attributable to Cimatron's shareholders	$955	$523	$2,561	$2,352
Net income per share - basic and diluted	$0.10	$0.06	$0.27	$0.25

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,727	9,314	9,480	9,308

Diluted EPS (in thousands)	9,740	9,331	9,488	9,325

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION
(US Dollars in thousands, except for per share data)

	Three months ended						Nine months ended
	September,						September,
	2013			2012			2013			2012
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Total revenue	10,301	-	10,301	9,463	-	9,463	31,498	-	31,498	29,957	-	29,957

Total cost of revenue	1,405		1,258	1,218		1,071	4,122		3,681	3,570		3,548
Non-cash amortization of acquired intangible assets		(147)			(147)			(441)			(441)
One-time income from OCS agreement											419
Gross profit	8,896	147	9,043	8,245	147	8,392	27,376	441	27,817	26,387	22	26,409

Research and development expenses (1)	1,790	(3)	1,787	1,613	-	1,613	5,276	(3)	5,273	4,935	-	4,935

Selling, general and administrative expenses	5,891		5,861	5,918		5,819	18,694		18,579	18,019		17,723
Non-cash amortization of acquired intangible assets		-			(99)			(85)			(296)
Stock-based compensation		(30)			-			(30)			-
Operating income	1,215	180	1,395	714	246	960	3,406	559	3,965	3,433	318	3,751

Financial income (expenses), net	15	-	15	41	-	41	(9)	-	(9)	(51)	-	(51)

Taxes on income (2)	(265)	(34)	(299)	(199)	(90)	(289)	(834)	(125)	(959)	(999)	28	(971)

Other	(1)	-	(1)	(18)	-	(18)	4	-	4	(7)	-	(7)
Net income	964	146	1,110	538	156	694	2,567	434	3,001	2,376	346	2,722

Less: Net income attributable to the noncontrolling interest	(9)	-	(9)	(15)	-	(15)	(6)	-	(6)	(24)	-	(24)

Net income attributable to Cimatron's shareholders	$955	$146	$1,101	$523	$156	$679	$2,561	$434	$2,995	$2,352	$346	$2,698
Net income per share - basic and diluted	$0.10		$0.11	$0.06		$0.07	$0.27		$0.32	$0.25		$0.29

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,727		9,727	9,314		9,314	9,480		9,480	9,308		9,308

Diluted EPS (in thousands)	9,740		9,740	9,331		9,331	9,488		9,488	9,325		9,325

(1) Non-GAAP adjustment to exclude stock-based compensation
(2) Non-GAAP adjustment to exclude the effect of deferred taxes and other tax provisions.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)
	September 30,	December 31,
	2013	2012

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$12,914	$11,903
Trade receivables	5,457	6,049
Other current assets	2,033	1,788
Total current assets	20,404	19,740

Deposits with insurance companies and severance pay fund	3,624	3,296

Net property and equipment	964	875

Net other assets	10,057	10,499

Total assets	$35,049	$34,410

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$21	$1
Trade payables	1,023	1,169
Accrued expenses and other liabilities	5,059	7,204
Deferred revenues	4,802	2,843
Total current liabilities	10,905	11,217

LONG-TERM LIABILITIES:
Accrued severance pay	4,889	4,453
Deferred tax liability	127	275
Total long-term liabilities	5,016	4,728

Total shareholders’ equity	19,128	18,465
Total liabilities and shareholders’ equity	$35,049	$34,410

CIMATRON LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US Dollars in thousands)

	Noncontrolling Interest	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Comprehensive income (loss)	Total shareholders’ equity
Balance at December 31, 2012	$28	$313	$18,906	$(6)	$(24)	$(752)		$18,465
Changes during the nine months ended September 30, 2013:
Net income	6				2,561		2,567	2,567
Cash distribution to shareholders			(7,916)					(7,916)
Issuance of shares		28	5,758					5,786
Issuance of restricted shares		9						9
Stock based compensation			80					80
Other				73			73	73
Foreign currency translation adjustment				64			64	64
Total comprehensive income							2,704
Balance at September 30, 2013	$34	$350	$16,828	$131	$2,537	$(752)		$19,128

CIMATRON LIMITED
STATEMENTS OF CASH FLOWS
(US Dollars in thousands)

	Nine months ended
	September 30,
	2013	2012

Cash flows from operating activities:
Net income	$2,567	$2,376

Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	796	1,007
Increase in accrued severance pay	415	63
Stock based compensation	33	-
Deferred taxes, net	(115)	(272)

Changes in assets and liabilities:
Decrease in accounts receivable and prepaid expenses	332	1,051
Increase (decrease) in inventory	12	(2)
Increase in deposits with insurance companies and severance pay fund	(328)	(63)
Decrease in trade payables, accrued expenses and other liabilities	(425)	(1,587)
Net cash provided by operating activities	3,287	2,573

Cash flows from investing activities:
Proceeds from sale of property and equipment	-	1
Purchase of property and equipment	(346)	(243)
Net cash used in investing activities	(346)	(242)

Cash flows from financing activities:
Short-term bank credit	20	(40)
Long-term bank credit	(3)	(7)
Cash distribution to shareholders	(7,916)	(1,863)
Proceeds from issuance of shares upon exercise of options	47	40
Proceeds from issuance of restricted shares	9	-
Proceeds from issuance of shares	5,786	-
Net cash used in financing activities	(2,057)	(1,870)

Net increase in cash and cash equivalents	884	461
Effect of exchange rate changes on cash	127	28
Cash and cash equivalents at beginning of period	11,903	11,787
Cash and cash equivalents at end of period	$12,914	$12,276

Appendix A - Non-cash transactions
Purchase of property on credit	$7	$5